Exhibit 99.5

TOWER ONE WIRELESS CORP.
(“Tower One” or the “Company”)
Quarterly Report
June 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS (“AMENDED”)

1.1	Date of Report October 05, 2018

The following amended management’s discussion and analysis (“MD&A”) has been prepared as of October 05, 2018 and should be read in conjunction with the restated and amended condensed consolidated interim financial statements and accompanying notes for the quarter ended June 30, 2018 and 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Nature of Business

Tower One Wireless Corp. (“Tower One” or the “Company") ") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications real estate. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of June 30, 2018, the Company had a total of 6 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 300 sites. In Argentina, the Company had executed MLAs with Claro and Telecom and a backlog of more than 300 sites. In Colombia, the Company had executed MLAs with Claro and Avantel and a backlog of approximately 20 sites. In Mexico, the Company had executed MLAs with Altan and AT&T and a backlog of approximately 10 sites.

Tower One Wireless Corp. (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 31, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. It has a Master Lease Agreement (the ”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA. The Company has decided to divest itself of TCTS.

On April 3, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”). Mexmaken is a private company incorporated under the laws of the United Mexican State on September 9, 2015.

1.3	Overall Performance

Highlights during the quarter ending June 30, 2018:

  The Company announced achievements from its first year operating as a public company. They include: 25 Towers Constructed, Master Lease Agreements/ Collocation Agreements, 200 Cellular Search Rings Provided by Mobile Network Operators, and three Collocations.

  The Company announced that it has completed five additional towers in Argentina. An additional 50 sites await construction crews to commence construction. 20 of those sites for immediate future tower builds are in Colombia and 30 are in Argentina.

  The Company announced that tower demand in Argentina has remained strong with the company receiving an additional 50 search rings for new Build-To-Suit locations. In addition, the Company is currently constructing 10 towers in Argentina.

  The Company announced that it intends to spin-out its 70% owned subsidiary, Tower Construction & Services Company (“TCTS”) or its 70% interest in TCTS, as a separate operating entity to create a standalone publicly traded company (the “Proposed Spin-Out”). TCTS is headquartered in Miami, USA and actively operates in multiple states throughout the eastern United States. As of June 30, 2018, the Company classified the TCTS business as discontinued operations as management focuses on BTS opportunities.

  The Company announced the site acquisition of 80 new wireless tower sites in Argentina. Each wireless tower site consists of leasing of the underlying real-estate as well as the rights to build wireless cell towers. The Company anticipates that construction on these sites will commence shortly and will significantly add to its current portfolio of over 40 wireless towers in Colombia and Argentina and backlog of over 300 search rings.

  The Company entered into an acquisition agreement to acquire a 90% ownership interest in a Mexican-based private tower company. In consideration for the acquisition, the Company issued 7,500,000 Class A common shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company acquired 90% of the issued and outstanding share capital of the Mexican-based private tower company, which is now a subsidiary of the Company.

  Management continued to actively focus on capital raising to support the Company’s tower business, marketing initiatives and general working capital.

1.4	Results of Operations

During the six months ended June 30, 2018, the Company incurred net loss from continuing operations of $4,644,422 and net income from discontinued operation of $109,572 (June 30, 2017- $4,886,540). The total net loss includes share-based compensation of $1,913,692, which was $1,406,893 in June 30, 2017. The decrease in net loss is mainly due to the onetime listing expense, as well as impairment of investments in 2017 which did not incur again in 2018. These decreases were offset by increased operating expenses, share-based compensation for stock options granted and interest expense on loans from related parties.

As at June 30, 2018, the Company had a negative working capital of $2,521,359 from continuing operations (December 31, 2017- of $1,800,269) and an accumulated deficit of $16,063,020 (December 31, 2017 - $9,896,705). The decrease in the working capital during the period was as a result of increase in loans payable,, building towers and operation activities.

Total revenue increased to $208,450 for the six months ended June 30, 2018 compared to $45,402 as of June 30, 2017, as a result of placing BTS towers in-service and commencing service during the period. The Company expects to generate revenues in 2018 mostly from monthly lease payments by MNOs on existing and future tower sites.

During the period ending June 30, 2018, the Company incurred tower site expenses of $18,539 due to site maintenance and insurance expenses.

During the period, the Company incurred professional fees in the amount of $677,190 (period ended June 30, 2017 –$703,243) due to a decrease from third party consulting services, corporate activities and operational activities of the Company. Professional fees include consulting services, legal fees and related expenses.

Office and miscellaneous expenses decreased to $203,228 from $398,416 compared to June 30, 2017 mainly due to more activities in prior year related to start-up expenses for the business and commencement of operational activities in Colombia and Argentina. The Company had $45,506 wages and benefits (period ended June 30, 2017 – $83,383) due to a portion of employees’ wages who are indirectly working on tower development are capitalized as part of the cost of the tower and engages consultants on an as needed basis.

Advertising and promotion increased to $1,142,389 compared to June 30, 2017 of $872,231 mainly due to more marketing and promotional efforts and actively promoting its business and market awareness during the period.

During the period ended June 30, 2018, the Company incurred travel expense in the amount of $102,307 (period ended June 30, 2017 – $85,833) related to extensive travel throughout Colombia and Argentina to find out optimal locations for cellphone towers.

The Company incurred transfer fees in the amount of $25,371 mainly due to exercise of options and warrants in the period. The Company incurred $713,093 in interest and $84,173 in bank charges during the period compared to $nil in interest and $25,033 in bank charges in the prior year due to interest and penalties for the previous and existing loans, bank fees and transfer charges in Colombia and Argentina.

During the period ended June 30, 2018, the Company recorded $416,361 in unrealized foreign exchange loss to its cumulative translation account. The Company’s functional currency reporting is the Canadian Dollar, Tower Three is the Colombian Peso, Evotech is the Argentina Peso, TCTS is the US Dollar and Mexico is the Mexican Peso. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

During the quarter ended June 30, 2018, the Company reported its intention to divest itself of TCTS operation and it was considered a discontinued operation. The loss from discontinued operations of TCTS was $190,367 this quarter compared to $nil in the 2017 second quarter. The Condensed Consolidated Interim Statements of Comprehensive Loss have been reclassified for comparative purposes to show the discontinued operation separately from continuing operations. Management considers the significance of the line of business to the Company in deciding whether to present operations that have been abandoned or sold as discontinued operations in the statement of earnings.

RESTATEMENTS AND AMENDMENTS

Subsequent to the filing of the Company’s June 30, 2018 condensed consolidated interim financial statements, the Company identified certain errors in its condensed consolidated interim financial statements for the periods ended June 30, 2018 and 2017. The previously reported balances, errors identified, and restated balances are summarized below:

Condensed consolidated interim statements of comprehensive loss for the three and six month periods ended June 30, 2017

The adjustments to the following resulted from an error in the accounting for the Company’s acquisition of Evotech during the period ended June 30, 2017.

	Three months ended June 30, 2017			Six months ended June 30, 2017
	As previously			As previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
	$	$	$	$	$	$
Other expenses
Impairment of goodwill	(783,708)	783,708	-	(783,708)	783,708	-
	(958,708)	783,708	(175,000)	(2,102,875)	783,708	(1,319,167)
Net loss	(4,057,802)	783,708	(3,274,094)	(5,670,248)	783,708	(4,886,540)

Comprehensive loss	(4,010,083)	783,708	(3,226,375)	(5,631,572)	783,708	(4,847,864)

Net loss attributable to:
Shareholders of the Company	(3,909,200)	783,708	(3,125,492)	(5,521,646)	783,708	(4,737,938)
Non-controlling interest	(148,602)	-	(148,602)	(148,602)		(148,602)
Net loss	(4,057,802)	783,708	(3,274,094)	(5,670,248)	783,708	(4,886,540)

Loss per common share - basic and diluted	(0.08)	0.01	(0.07)	(0.11)	0.02	(0.09)

Condensed consolidated financial statements as at June 30, 2018 and for the periods ended June 30, 2018 and 2017

The adjustments to the condensed consolidated interim statement of financial position as at June 30, 2018 primarily resulted from errors in the following:

Accounting for the acquisition of Mexmaken

The Company incorrectly recorded values of the Mexmaken business combination at fair value when they should have been recorded at carrying value due to Mexmaken being a related party transaction.

Accounting for discontinued operations

The Company did not identify and adjust correctly for all components of the TCTS discontinued operations in its previously reported figures.

Accounting for hyperinflationary economies

The Company did not correctly record its transactions in its Argentinian subsidiary in accordance IAS 29 “Financial Reporting in Hyperinflationary Economies” as it was in a hyperinflationary economy.

Accounting for revenues

The Company did not correctly account for revenues derived from long-term lease contracts in accordance with IFRS 15 “Revenues from Contract with Customers” which resulted in minor adjustments to leasing revenue previously reported.

Adjustments related to cut-off errors in accounts payable

The Company did not identify and record certain transactions incurred during the six months ended June 30, 2018 in the correct period.

Interim Condensed Consolidated Statement of Financial Position

	June 30, 2018 (Unaudited)
	As previously
	reported	Adjustments	As restated
	$	$	$
Current Assets
Accounts receivable	224,896	(40,649)	184,247
Total Current Assets	1,015,056	(40,649)	974,407

Intangible assets	4,607,881	(2,724,646)	1,883,235
Equipment	3,827,444	240,460	4,067,904
Total Assets	9,465,764	(2,524,835)	6,940,929

Current Liabilities
Accounts payable and accrued liabilities	704,440	338,449	1,042,889
Deferred revenue	97,345	7,840	105,185
Loans from related parties	1,978,158	(114,150)	1,864,008
Liabilities related to assets held for sale	448,281	(224,299)	223,982
Total Current Liabilities	3,701,909	7,840	3,709,749

Deferred income tax liability	1,552,084	(1,003,760)	548,324
Total Liabilities	5,253,993	(995,920)	4,258,073

Shareholders’ Equity
Non-controlling interest	443,348	(283,820)	159,528
Deficit	(14,541,731)	(1,521,289)	(16,063,020)
Accumulated other comprehensive loss	(694,503)	276,194	(418,309)
Total Shareholders’ Equity	4,211,771	(1,528,915)	2,682,856
Total Equity and Liabilities	9,465,764	(2,524,835)	6,940,929

Interim Condensed Consolidated Statements of Comprehensive Loss

	Three months ended June 30, 2018			Six months ended June 30, 2018
	As previously			As previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
	$	$	$	$	$	$
Leasing revenue	106,292	9,803	116,095	271,481	(63,031)	208,450

Expenses
Tower site expense	9,280	(117)	9,163	18,539	-	18,539
Amortization	61,259	(8,451)	52,808	95,949	(8,451)	87,498
Bank charges	34,485	7,199	41,684	76,974	7,199	84,173
Office and miscellaneous	39,873	10,244	50,117	193,097	10,131	203,228
Professional fees	341,327	2,493	343,820	674,697	2,493	677,190
Wages and benefits	23,129	4,876	28,005	40,630	4,876	45,506
	1,467,032	16,244	1,483,276	4,997,648	16,248	5,013,896
Loss before other items	(1,360,740)	(6,441)	(1,367,181)	(4,726,167)	(79,279)	(4,805,446)
Other items
Gain on net monetary position	-	120,524	120,524	-	120,524	120,524
Net loss before income taxes	(1,360,740)	114,083	(1,246,657)	(4,726,167)	41,245	(4,684,922)
Deferred income tax recovery	-	40,500	40,500	-	40,500	40,500
Net loss from continuing operations	(1,360,740)	154,583	(1,206,157)	(4,726,167)	81,745	(4,644,422)
Net loss	(1,551,107)	154,583	(1,396,524)	(4,616,595)	81,745	(4,534,850)

Other comprehensive income (loss)
Foreign exchange translation adjustment	(781,398)	179,720	(601,678)	(594,611)	178,250	(416,361)
Comprehensive loss	(2,332,505)	334,303	(1,998,202)	(5,211,206)	259,995	(4,951,211)
Net income (loss) attributable to:
Shareholders of the Company	(1,525,971)	87,763	(1,438,208)	(4,645,026)	88,729	(4,556,297)
Non-controlling interest	(25,136)	66,820	41,684	28,431	(6,984)	21,447
Net loss	(1,551,107)	154,583	(1,396,524)	(4,616,595)	81,745	(4,534,850)
Other comprehensive income (loss) attributable to:
Shareholders of the Company	(828,032)	276,881	(551,151)	(667,204)	276,194	(391,010)
Non-controlling interest	46,634	(97,161)	(50,527)	72,593	(97,944)	(25,351)
Other comprehensive income (loss)	(781,398)	179,720	(601,678)	(594,611)	178,250	(416,361)

Loss per common share from continuing and discontinuing operations - basic and diluted	(0.02)	-	(0.02)	(0.06)	0.01	(0.05)

Going forward, the Company will improve its internal controls over the financial reporting in order to avoid similar errors in the future.

Selected Quarterly Information

	June 30,	March 31,	December 31	September 30,	June 30	March	December	September 30,
	2018	2018	2017	2017	2017	31,	31,	2016
	$	$	$	$		$2017	2016	$
						$	$
Revenue	116,095	92,355	105,240	49,856	22,553	22,849	14,794	4,609
Net loss from continuing operations	(1,206,157)	(3,438,263)	(2,068,344)	(1,734,378)	(3,274,094)	(1,612,447)	(8,645)	(86,615)
Net income (loss) from discontinuing operations	(190,367)	299,939	(390,706)	-	-	-	-	-
Basic and diluted loss per share from continuing and discontinuing operations	(0.02)	(0.04)	(0.04)	(0.03)	(0.06)	(0.04)	(0.86)	(8.66)
Basic and diluted loss per share from continuing operations	(0.01)	(0.05)	(0.04)	(0.03)	(0.06)	(0.04)	(0.86)	(8.66)
Cash	62,128	424,855	284,225	1,405,406	514,955	79,743	9,864	49,803
Total Assets	6,940,929	7,029,306	5,301,044	3,062,506	1,820,904		372,374	309,856
Non-Current Liabilities	548,324	588,824	588,824	Nil	Nil	Nil	Nil	Nil

Significant factors and trends that have impacted Tower One’s results during the years presented above include the following:

a)	The listing expense of $1,144,167 incurred in the first quarter of 2017 due to the reverse acquisition transaction was a one-time expense;

b)	The impairment of investments in the total amount of $175,000 incurred in the second quarter of 2017 was a one-time expense;

c)	The Company incurred significant amount in advertising and promotion in the first two quarters of 2017 due to the reverse acquisition which was a one-time event;

1.5	Liquidity and Capital Resources

As at June 30, 2018, the Company has total assets of $6,940,929, cash of $62,128 and a negative working capital from continuing operations of $2,521,359. The decrease in working capital is primarily due to building towers and operation activities.

During the period ended June 30, 2018, the Company used $2,292,063 in operating activities for continuing operations compared to $2,034,176 in June 30, 2017.

During the period ended June 30, 2018, the Company spent $2,115,872 primarily on building towers for continuing operations, compared to $223,365 in June 30, 2017.

During the period, the Company received cash in the amount of $3,256,300 from exercising stock options and warrants.

At June 30, 2018, share capital was $16,946,382 comprising 93,339,446 issued and outstanding common shares.

At present, the Company’s operations generate minimal cash inflows and its financial success after June 30, 2018 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations of building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short-term and long term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6	Share Capital

As at June 30, 2018, the Company had 93,339,446 common shares issued and outstanding.

1.7	Share Purchase Warrants

As at June 30, 2018, the Company had 16,070,029 shareholder warrants issued and outstanding.

1.8	Stock Options

As at June 30, 2018, the Company had 1,275,000 stock options issued and outstanding of which all the options are exercisable.

1.9	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10	Transactions with Related Parties

Due to related parties consists of short-term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured,

non-interest bearing (except indicated below), and payable on demand. As at June 30, 2018 and December 31, 2017, the Company has the following balances with related parties:

	June 30,	December 31,
	2018	2017
Due to related parties:	$	$
Amounts owing to companies under common control	673,848	598,847
Amounts owing to a person related to CEO/Director	1,304,311	741,803
Total	1,978,159	1,340,650

The changes of the loans from related parties were as follows:

$
Balance, December 31, 2017	1,340,650
Interest accrual for the period	144,472
10% monthly penalty fee	568,621
Shares issued for interest expense	(156,000)
Foreign exchange movement	80,416
Balance, June 30, 2018	1,978,159

Amounts owing as at June 30, 2018 which are noted above include the following loan agreements entered into during the prior year ended December 31, 2017. Of the total amounts owing, $114,151 are included in the liabilities of the asset held for sale.

(a)

On March 3, 2017, the Company entered into a loan agreement in the amount of $394,290 (USD$300,000) with the parent of the CEO (December 31, 2017 – $376,350 (USD$300,000)). The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $45,623 and penalty of $153,336 on this loan payable. On April 3, 2018, the Company repaid interest of $93,600 by issuance of 468,000 common shares. Total interest and penalty accrual for this loan as at June 30, 2018 was $181,308 (USD$137,951) (December 31, 2017 - $68,052).

(b)

On September 28, 2017, the Company entered into a loan agreement in the amount of $394,290 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $45,623 and penalty of $191,670 on this loan payable. Total interest and penalty accrual for this loan as at June 30, 2018 was $268,700 (USD$204,444) (December 31, 2017 - $23,509).

(c)

On October 10, 2017, the Company entered into a loan agreement in the amount of $262,860 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $30,415 and penalty of $127,780 on this loan payable. On April 3, 2018, the Company repaid interest of $62,400 by issuance of 312,000 common shares. Total interest and penalty accrual for this loan as at June 30, 2018 was $109,999 (USD$83,693) (December 31, 2017 - $45,368).

(d)

On October 12, 2017, the Company entered into a loan agreement in the amount of $197,145 (USD$150,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty. In addition, the Company also granted 150,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $22,811 and penalty of $95,835 on this loan payable. Total interest and penalty accrual for this loan as at June 30, 2018 was $169,566 (USD$129,016) (December 31, 2017 - $9,898).

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows:

Six months period ended
June 30, 2018	June 30, 2017
$	$

Consulting fees paid to the CEO	40,000	39,000
Consulting fees paid to the COO	40,000	-
Consulting fees paid to the CFO	22,500	16,500
Total	102,500	55,500

During the period ended June 30, 2018, the Company granted 1,200,000 stock options to directors and officers and recorded share-based compensation of $1,913,692 (June 30, 2017 - $nil).

1.11	Subsequent Events

(i)

On July 11th, 2018, the Company announced a comprehensive update on recent company milestones throughout Argentina, Colombia, and Mexico. The Company now has a total of forty (40) completed wireless towers throughout Argentina and Colombia with twelve (12) collocations hosting up to three (3) Mobile Network Operators per tower; and eight (8) additional towers are now under construction in Argentina. Tower One has a backlog of over four hundred sites awarded for Build To Suit “BTS” tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2018-2019.

(ii)	Subsequent to June 30, 2018, 7,404,828 warrants expired unexercised.

(iii)

Subsequent to the quarter ended June 30, 2018, the Company issued a secured convertible debenture (the “Debenture”) with an aggregate principal amount of $1,000,000 (the “Original Principal Amount”) and bearing interest at 1% per month, paid in cash, paid monthly on the first business day of each month, maturing twelve months from the date of issuance. The Debenture is convertible, in whole or in part, at any time before maturity, into common shares of the Company (the “Shares”) at $0.20 per Share. Each Subscriber shall receive one warrant (a “Warrant”) for each $0.20 Original Principal Amount. Each Warrant entitles the holder to exercise one common share at $0.25 per share for one year from the date of issuance of the Warrant. As at June 30, 2018, the Company had received $473,685 in advances, recorded as Loans Payable on the consolidated statement of financial position, which was subsequently included as part of this Debenture.

(iv)

Subsequent to June 30, 2018, the Company and the related parties, as described in Section 1.10 above, have agreed to amend the loan terms. In accordance with the proposed amendments, the 10% monthly penalty fee in the original loan agreements will be changed to a one-time penalty and the 10% monthly penalty will be removed going forward. The amendments to the loan agreements have not yet been finalized.

(v)

Subsequent to June 30, 2018, the Company was advanced short-term loans totaling $150,000 by related parties. The loans are due at periods ranging two to three months and accrue interest at 18% per annum.

(vi)

On September 21, 2018, the Company issued 1,992 bonds with an aggregate principal amount of $199,200 (“Principal Amount”). The bonds mature on September 31, 2021, bear simple interest on the Principal Amount at a fixed rate of 10% per annum payable monthly on the last day of each month, and are secured by all of the Company’s assets.

1.12	Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2017.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2017.

During the period ended June 30, 2018, the Company adopted the following new accounting policies:

  IFRS 9 Financial Instruments

  IFRS 15 - Revenue from Contracts with Customers

  IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these condensed interim consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2019:

  IFRS 16 - Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The extent of the impact of adoption has not yet been determined.

The extent of the impact of adoption of these above standards on the condensed consolidated interim financial statements of the Company has not yet been determined.

1.13	Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The demand loan is under fixed interest rate. The Company has bank indebtedness which is subject to variable interest rates. However, given the balance is not significant, the Company is not exposed to significant interest rate risk. The Company also maintain bank accounts which earn interest at variable rates but it does not subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia, Argentina and some in the US and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso or US dollar could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2018, the Company had the following financial instruments denominated in foreign currency:

	Tower	Tower
	One	Three	Evotech	TCTS (i)	Mexican	Total
		(Colombia	(Argentina		(Mexican
	(USD)	Peso)	Peso)	(USD)	Peso)	(CAD)
		$	$	$	$	$
Cash and cash equivalent	-	8,932	13,560	1,588	18,396	42,476
Bank indebtedness	-	-	-	(45,591)	-	(45,591)
Amounts receivable	-	109,288	-	8,411	18,628	136,327
Other receivable	-	160,374	534,815	-	-	695,189
Accounts payable	-	(147,719)	(462,548)	(64,240)	(297,234)	(971,741)
Due to related parties	-	44,489	(114,318)	-	-	(69,829)
Loans from related parties	(1,864,008)	-	-	(114,151)	-	(1,978,159)

Total	(1,864,008)	175,364	(28,491)	(213,983)	(260,210)	(2,191,328)

(i)	TCTS has been designated as a discontinued operation as at June 30, 2018.

Fair value

As at June 30, 2018, the Company’s financial instruments consist of cash, accounts receivable, other receivable, assets held for sale, accounts payable, deferred revenues, loans payable, loans from related parties and liabilities related to assets held for sale.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivable, accounts payable, deferred revenues, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments.

1.14	Estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, useful lives and impairment of long-lived assets, impairment of investments and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company.

(ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii) Accounting for long-term investments

The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

(iv) Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

(v) Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi) Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis.

(vii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

1.15	Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 93,339,446 common shares issued and outstanding.

As the reporting date and June 30, 2018, there were

(i) Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At June 30, 2018, 30,000,000 common shares remain in escrow (December 31, 2017 – 30,000,000 common shares).

(ii) In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of June 30, 2018, there were 300,000 common shares remain in escrow (December 31, 2017 – 375,000 common shares). The next release date was October 18, 2018 for 75,000 common shares.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse effect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the period ended June 30, 2018 of $4,534,850 and has a deficit of $16,063,020. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.